Muzak LLC

3318 Lakemont Blvd.

Fort Mill, SC 29708

January 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:    Mr. Mark P. Shuman

Re:	Muzak LLC
Form T-3
Filed on January 12, 2010
File No. 022-28928

Dear Mr. Shuman,

On behalf of Muzak LLC, a Delaware limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, and the rules promulgated thereunder, please find below the Company’s response to the comment letter addressed to me, dated January 27, 2010 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Application for Qualification of Indenture on Form T-3, filed on January 12, 2010.

The numbered paragraph below sets forth the Staff’s comment from the Letter, together with our response thereto.

1.	Staff’s comment: You indicate in this section that your parent company and two of your subsidiaries are likely to be guarantors of the New Senior Notes. It appears, however, that none of these other obligors have filed a Form T-3. Please advise. See Interpretation 201.03 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website.

Response: We have prepared and filed Amendment No. 1 to the Form T-3 (the “Amendment”) incorporating each of the other obligors to the Amendment, as well as disclosing certain information for each of the other obligors as required by Form T-3. We have filed the Amendment via Edgar, and attach hereto as Exhibit A a copy of the Amendment marked against our original filing to expedite your review. We also note that we have filed the final Indenture as revised since our original filing of January 12, 2010 and have updated Item 8 of the Amendment as applicable.

2.	Staff’s comment: We note that the disclosure statement provided in this exhibit relates to the Second Modified Joint Plan of Reorganization of Muzak Holdings LLC. We further note that Exhibit T3E-2 contains the Third Modified Joint Plan of Reorganization of Muzak Holdings LLC. Please tell us if you have prepared a disclosure statement that relates to the Third Modified Joint Plan of Reorganization and, if so, why you have not filed that document as an exhibit. Refer to the discussion of Exhibit T3E in the Instructions As To Exhibits section of the Form T-3.

Response: The changes that we made to the Third Modified Joint Plan of Reorganization of Muzak Holdings LLC were not deemed material by the Bankruptcy Court, and as a result we were not required to file a revised disclosure statement. As such, the disclosure statement that relates to the Second Modified Joint Plan of Reorganization of Muzak Holdings LLC is the final disclosure statement that we filed with, and was approved by, the Bankrutpcy Court.

In addition, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

2

If you have any questions related to this letter, please contact Frank Messana at (803) 396-3272.

Sincerely,

/s/ Stephen P. Villa
Stephen P. Villa
Chief Executive Officer

cc:	Joshua N. Korff, Esq.

Kirkland & Ellis LLP

3

Exhibit A

Marked copy of Amendment No. 1 to Form T-3 showing changes against original Form T-3 filed on

January 12, 2010

4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

MUZAK LLC

(Issuer)

MUZAK Holdings LLC

Electro-Systems Corporation

MUZAK Capital Corporation

MUZAK Heart & Soul Foundation

(Guarantors)

(Name of ~~Applicant~~Applicants)

3318 Lakemont Blvd.

Fort Mill, SC 29708

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
15% Senior Notes Due 2014	$135,000,000

Approximate date of proposed public offering:

~~On, or as soon as practicable following the Effective Date under the Third Modified Joint Plan of Reorganization~~

~~of Muzak Holdings LLC and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code~~

As soon as practicable after the date of this Application for Qualification

Stephen P. Villa

Chief Executive Officer

Muzak LLC

3318 Lakemont Blvd.

Fort Mill, SC 29708

(Name and Address of Agent for Service)

Copies to:

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

Table of Contents

GENERAL	1
AFFILIATIONS	2
MANAGEMENT AND CONTROL	3
UNDERWRITERS	5
CAPITAL SECURITIES	5
INDENTURE SECURITIES	5
SIGNATURE	~~8~~11
INDEX TO EXHIBITS	~~9~~12

~~Form of Indenture~~

~~Form T-1~~

i

GENERAL

1. General Information.

~~(a) Form of organization. Muzak LLC (the “Company”) is a limited liability company.~~

~~(b) State or other sovereign power under the laws of which organized. The Company was~~ Muzak LLC (the “Company”) is a limited liability company organized under the laws of the State of Delaware. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization and jurisdiction of formation.

Guarantor	Form	Jurisdiction
Muzak Holdings LLC	Limited Liability Company	Delaware
Muzak Capital Corporation	Corporation	Delaware
Electro-Systems Corporation	Corporation	Florida
Muzak Heart & Soul Foundation	Non-Profit Corporation	Washington

2. Securities Act Exemption Applicable.

The ~~Applicant~~Company intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement for Second Modified Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Disclosure Statement”) and the Third Amended Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan”) ~~of the Applicant and its debtor affiliates (collectively, the “Debtors”)~~, copies of which are included as Exhibits T3E-1 and T3E-2, respectively, to this application, 15% Senior Notes due 2014 (the “New Senior Notes”) in an aggregate principal amount approximately equal to $135,000,000 and transferred to Holders of Allowed Senior Notes Claims. The New Senior Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which is included as Exhibit T3C to this application. See “Article V—Means for Implementation of the Plan—New Senior Notes” in the Plan. Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 (the “Securities Act”) and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The ~~Applicant~~Company believes that the offer of the New Senior Notes under the solicitation of acceptances for the Plan and the exchange of New Senior Notes for Allowed Senior Notes Claims, together with certain other consideration, under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company will also rely on Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3. Affiliates.

~~(a)~~ The Issuer: The Company owns, directly or indirectly, 100% of the stock of each of the following entities:

Background Music Broadcasters, Inc.

Muzak Capital Corporation (a Guarantor)

MLP Environmental Music, LLC

Business Sound, Inc.

BI Acquisition, LLC

Muzak Finance Corp.

Electro-Systems Corporation (a Guarantor)

Audio Environments, Inc.

Telephone Audio Productions, Inc.

Vortex Sound Communications Company, Inc.

Muzak Houston, Inc.

Music Incorporated

Muzak Heart & Soul Foundation (a Guarantor)

        The Guarantors:

        (i) Muzak Holdings LLC is the direct parent of the Company and owns, directly or indirectly, 100% of the stock of each of the following entities:

Muzak LLC (the Issuer)

Background Music Broadcasters, Inc.

Muzak Capital Corporation (a Guarantor)

MLP Environmental Music, LLC

Business Sound, Inc.

BI Acquisition, LLC

Muzak Finance Corp.

Electro-Systems Corporation (a Guarantor)

Audio Environments, Inc.

Telephone Audio Productions, Inc.

Vortex Sound Communications Company, Inc.

Muzak Houston, Inc.

Music Incorporated

Muzak Heart & Soul Foundation (a Guarantor)

Muzak Holdings Finance Corporation

        ~~(ii) Muzak Capital Corporation owns, directly or indirectly, 100% of the stock of Vortex Sound Communications Company, Inc. and Music Incorporated.~~

~~We expect that Muzak Holdings LLC, Muzak LLC, Muzak Capital Corporation, (iii)~~ (ii) Muzak Capital Corporation, Electro-Systems Corporation and Muzak Heart & Soul Foundation do not own stock or interest of any entity.

We expect only the Company and each of the Guarantors to exist upon ~~consummation of~~ the ~~Plan~~ Effective Date.

~~(b)~~ Certain directors and executive officers of the Company and each of the Guarantors may be deemed to be “affiliates” of the Company and each of the Guarantors, as applicable, by virtue of their positions with the Company or each of the Guarantors, as applicable. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

(a) The Company.

The names of all directors and executive officers of the Company as of the date of this Application are set forth below. The mailing address and telephone number of each director and executive officer is c/o Muzak LLC, 3318 Lakemont Blvd., Fort Mill, SC 29708; telephone number (803) 396-3000.

Name	Position
Royce Yudkoff	Director
Rob MacInnis	Director
Scott Poole	Director
Travis Hain	Director
Stephen P. Villa	Director and Chief Executive Officer
Robert D. Haynes	Chief Financial Officer & Treasurer
Thomas J. Gantert	Chief Operating Officer
Christopher D. Williams	Executive Vice President (Media Group)
William L. Bretschneider	Vice President (Affiliate Services)
Kristi Britt	Vice President (Local Sales & Client Relations)
Robert L. Cauley	Vice President (Programming & Quality Assurance)
Robert E. Finigan	Vice President (Product and Marketing)
Gregory S. Gershon	Regional Vice President
Jay L. Johnson	Regional Vice President
James P. McGrath	Regional Vice President
James D. Wrbanek	Regional Vice President
Bruce J. McKagan	Vice President (Content Services)
Frank S. Messana	Vice President, General Counsel & Secretary
Michael Newton	Vice President (Platform Development)
Timothy E. Pulliam	Vice President (Information Systems)
Annette Robinson	Vice President (National Sales)
Page W. Walker	Vice President (Local Administration)
Allen R. Younger	Vice President (National Sales)
Paul F. Ziegler,	Vice President (Central Operations)

(b) The Guarantors.

The names of all directors and executive officers of each of the Guarantors as of the date of this Application are set forth below. The mailing address and telephone number of each director and executive officer is c/o Muzak LLC, 3318 Lakemont Blvd., Fort Mill, SC 29708; telephone number (803) 396-3000.

Guarantor	Name and Position
Muzak Holdings LLC	Stephen P. Villa	Chief Executive Officer and Director
	Frank S. Messana	Vice President, General Counsel, and Secretary
	Robert D. Haynes	Chief Financial Officer & Treasurer
	Aviva Shneider	Director
	Cecile Ferrie	Director
	Michael Gatto	Director
	Allan A. Brown	Director

Guarantor	Name and Position
Muzak Capital Corporation	Stephen P. Villa	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Director
	Frank S. Messana	Vice President, General Counsel and Secretary

Guarantor	Name and Position
Electro-Systems Corporation	Stephen P. Villa	Chief Executive Officer, Treasurer and Director
	Robert D. Haynes	Chief Financial Officer
	Frank S. Messana	Vice President, General Counsel and Secretary

Guarantor	Name and Position
Muzak Heart & Soul Corporation	Robert Cauley	President and Director
	Xuyen Bowles	Vice President and Director
	Adam Huxhold	Vice President and Director
	Robert D. Haynes	Treasurer
	Stephen P. Villa	Director
	Frank S. Messana	Director

5. Principal Owners of Voting Securities.

Presented below is certain information regarding each person owning 10% or more of the voting securities of the Company as of the date of this Application:

As of the date of this Application for Qualification: Muzak Holdings LLC (a Guarantor) owns 100% of the voting securities of the Company. The mailing address for Muzak Holdings LLC is c/o Muzak Holdings LLC, 3318 Lakemont Blvd., Fort Mill, SC 29708. The ownership of each of the Guarantors is set forth in Item 3.

~~It is anticipated that, as of the Effective Date, Muzak Holdings LLC will continue to own 100%~~ The principal owners of the voting securities of the Company and each of the Guarantors will remain the same if the Plan is consummated.

UNDERWRITERS

6. Underwriters.

(a) No person has acted as an underwriter of any securities of the Company within three years prior to the date of filing this Application.

(b) No person is acting as a principal underwriter of the New Senior Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization.

(a) The following table sets forth information with respect to each authorized class of securities of the ~~Company~~Applicants as of January ~~10,~~28, 2010:

        (i) Equity Securities of the Corporation

Title of Class	Amount Authorized	Amount Outstanding
Common Units	100	100

It is anticipated that the capitalization table set forth above for the ~~Applicant~~Company will remain unchanged as of the consummation of the Plan, which is expected to occur on February 1, 2010 (the “Effective Date”).

        (ii) Equity Securities of the Guarantors

Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Muzak Holdings LLC	Series A Preferred Units	Unlimited	85,000
	Class A Units	Unlimited	123,494.786
	Class A-1 Units	Unlimited	8,928.571
	Class B-1 Units	Unlimited	2,925.100
	Class B-2 Units	Unlimited	2,938.200
	Class B-3 Units	Unlimited	2,951.400
	Class B-4 Units	Unlimited	3,001.612
	Class B-5 Units	Unlimited	0
Muzak Capital Corporation	Common Stock	30,000,000	100
	Preferred Stock	10,000,000	0
Electro-Systems Corporation	Common Stock	100,000	100,000
Muzak Heart & Soul Foundation	N/A	N/A	N/A

        It is anticipated that the capitalization table set forth above for the Guarantors will remain unchanged as of the Effective Date.

(b) Each member is entitled to one vote per Common Unit held by such member. Holders of Common Units do not have cumulative voting rights. Holders of membership interests of each Guarantor that is a limited liability company are entitled to one vote per each interest registered in such holder’s name. Holders of common stock of each Guarantor that is a corporation are entitled to one vote per each share registered in such holder’s name.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Senior Notes will be subject to the Indenture among the ~~Applicant~~Company, the ~~guarantors~~Guarantors named therein and Wilmington Trust Company, N.A., as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice of Default.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (i) default for 30 consecutive days in the payment when due of interest on the New Senior Notes; (ii) default in payment when due of the principal of or premium, if any, on the New Senior Notes; (iii) failure by the Company, Muzak Holdings LLC (“Holdings”) or any of its Restricted Subsidiaries of the Company for 30 calendar days after written notice thereof has been given to the Company by the Trustee, or to the Company and the Trustee by Holders of at least 25% of the aggregate principal amount of the New Senior Notes then outstanding, to comply with any of their other covenants or agreements in the Indenture (except in the case of a default with respect to Section 4.15 (Change of Control) or 5.01 (Limitation on Consolidation Merger and Sale of Assets) which shall constitute an Event of Default with such notice requirement but without such passage of time requirement); (iv) failure to pay at final maturity (after giving effect to any applicable grace period) any Indebtedness of the Company or any Restricted Subsidiary thereof, or the acceleration of any such Indebtedness, which acceleration shall not be rescinded or annulled within 20 days after written notice to the Company by the Trustee or any Holder, if the aggregate amount of such Indebtedness, together with the amount of any other such Indebtedness in default for failure to pay or which has been accelerated, aggregates $5.0 million or more at any time; (v) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $5.0 million (excluding amounts covered by insurance for which coverage is not being challenged or denied unless the Company is contesting such challenge or denial in good faith) shall be rendered against the Company or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive calendar days during which a stay of enforcement shall not be in effect; (vi) certain events of bankruptcy or insolvency with respect to the Company, Holdings or any ~~of its~~ Significant ~~Subsidiaries~~Subsidiary of the Company; (vii) the rendering of a decree or order by a court of competent jurisdiction against the Company, Holdings or any ~~of its~~ Significant ~~Subsidiaries~~Subsidiary of the Company under any Bankruptcy Law which remains unstayed and in effect for a period of sixty (60) days; or (viii) any Guarantee of a Significant Subsidiary of the Company ceases to be in full force and effect or any Guarantee of a Significant Subsidiary of the Company is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary of the Company is found to be invalid or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default arising from clauses (vi) or (vii) listed above) shall have occurred and be continuing, then the Trustee or the Holders of not less than 25% in aggregate principal amount of the New Senior Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the New Senior Notes then outstanding plus accrued interest to the date of acceleration and (1) the same shall become immediately due and payable or (2) if there are any amounts outstanding under the Senior Credit Facility, shall become immediately due and payable upon the first to occur of an acceleration under the Senior Credit Facility or five Business days after receipt by the Company and the representative under the Senior Credit Facility of a notice of acceleration (provided that the Company shall be responsible for providing a copy of any such notice of acceleration to the Trustee within two (2) business days of receipt); provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a not less than 75% in aggregate principal amount of outstanding New Senior Notes may~~, under certain circumstances,~~ rescind and annul such acceleration and its consequences if (i) all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived as provided in the Indenture, (ii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iii) the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee ~~for its~~and its counsel, professional advisers and agents for their expenses, disbursements and advances and (iv) in the event of the cure or waiver of an Event of Default arising from clauses (vi) or (vii) listed above, the Trustee shall have received an Officers’ Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent or other Default or Event of Default or impair any right consequent thereto. In case an Event of Default arising from clauses (vi) or (vii) listed above shall occur, the principal, premium and interest amount with respect to all of the New Senior Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Noteholders.

Holders of not less than 75% in principal amount of the New Senior Notes then outstanding shall have the right to waive past Defaults under the Indenture except a Default in the payment of the principal of, or interest or premium, if any, on any Note, which cannot be waived without the consent of the Holder of such New Senior Notes or in respect of a covenant or a provision which cannot be modified or amended without the consent of all Holders. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Noteholder notice of the Default within 30 days after it occurs. ~~Except in the case of a Default in payment of the principal of, or premium, if any, or interest on any Note the Trustee may withhold the notice if and so long as the board of directors of the Trustee, the executive committee or any trust committee of such board and/or its Trust Officers in good faith determine(s) that withholding the notice is in the interests of the Noteholders.~~

(b) Authentication and Delivery of New Senior Notes; Application of Proceeds.

The New Senior Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chief Executive Officer, the Chief Financial Officer, the Treasurer, the President or any Vice-President. The signature of these Officers on the New Senior Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Senior Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Senior Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers of the Company, authenticate the New Senior Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Senior Notes. An authenticating agent may authenticate the New Senior Notes whenever the Trustee may do so.

The New Senior Notes will be issued to Holders of Allowed Senior Notes Claims (as defined in the Plan) pursuant to the Plan. As a result, the Company will not realize any proceeds from such issuance.

(c) Release of Collateral.

The New Senior Notes are unsecured obligations of the Company and are not secured by any property.

(d) Satisfaction and Discharge.

The Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of New Senior Notes herein expressly provided for) and the Trustee, on written demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when either:

(a) all New Senior Notes theretofore authenticated and delivered (other than (A) New Senior Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture and (B) New Senior Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) (i) all such New Senior Notes not theretofore delivered to the Trustee for cancellation (A) have become due and payable or (B) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee in trust an amount of U.S. legal tender or U.S. Government Obligations sufficient to pay and discharge the entire Indebtedness on such New Senior Notes not theretofore delivered to the Trustee for cancellation, for the principal of, premium, if any, and interest on the New Senior Notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption as the case may be; (ii) the Company or any Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 7.07 (Compensation and Indemnity) and, if money shall have been deposited with the Trustee pursuant to Section 9.01 (~~a~~1)(B) (Satisfaction and Discharge of Indenture), the obligations of the Trustee under Section 9.05 (Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions), shall survive.

(e) Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate (one of the signers of which shall be the principal executive officer, principal financial officer or principal accounting officer of the Company) stating that a review of the activities of the Company, Holdings and ~~its~~the Subsidiaries of the Company during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company ~~has~~and Holdings have each kept, observed, performed and fulfilled ~~its~~their respective obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company ~~has~~and Holdings have each kept, observed, performed and fulfilled each and every covenant contained in the Indenture and, in the case of Restricted Payments, listing all Restricted Payments for such quarter, ~~and are not~~if any, and that neither the Company nor Holdings is in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all or such Defaults or Events of Default of which he or she may have knowledge and what action ~~each~~the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Senior Notes are prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto. The Company shall provide prompt written notice to the Trustee of any change to the fiscal year, which as of the date hereof ends on December 31.

The Company shall, so long as any of the New Senior Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9. Other Obligors.

~~Each of the Company’s parent and wholly owned direct or indirect subsidiaries set forth below are likely to be guarantors of the New Senior Notes. The address for each such subsidiary is c/o Muzak LLC, 3318 Lakemont Blvd., Fort Mill, SC 29708.~~

~~Muzak Holdings LLC (parent company)~~

~~Muzak Capital Corporation~~

~~Electro-Systems Corporation~~All of the New Senior Notes will be guaranteed by the Guarantors.

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered one to ~~nine~~thirteen, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company, Trustee under the Indenture to be qualified (filed herewith as Exhibit T3~~G~~F).

(c)	The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A-1	~~Certificate of Amendment of the~~ Certificate of Formation of Muzak LLC (f/k/a ACN Operating, LLC) (incorporated by reference to Exhibit ~~3.2~~3.1 of the ~~Registrants’~~ Registration Statement on Form S-4 (File No. 333-78571) filed on May 17, 1999).

Exhibit T3A-2	Certificate of ~~Merger~~Amendment of the Certificate of Formation of Muzak LLC (f/k/a ACN Operating, LLC) (incorporated by reference to Exhibit ~~3.3~~3.2 of the ~~Registrants’~~ Registration Statement on Form S-4 (File No. 333-78571) filed on May 17, 1999).

Exhibit T3A-3	Certificate of Merger merging Muzak Limited Partnership into Audio Communications Network, LLC (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form S-4 (File No. 333-78571) filed on May 17, 1999).

Exhibit T3A-4	Certificate of Incorporation of Muzak Capital Corporation (incorporated by reference to Exhibit 3.14 of the Registration Statement on Form S-4 (File No. 333-107215-09) filed on July 22, 2003).

Exhibit T3A-5	Certificate of Formation of Muzak Holdings LLC (f/k/a ACN Holdings, LLC) (incorporated by reference to Exhibit 3.12 of the Registration Statement on Form S-4 (File No. 333-78571-02) filed on May 17, 1999).

Exhibit T3A-6	Certificate of Amendment to the Certificate of Formation of Muzak Holdings LLC (f/k/a ACN Holdings, LLC) (incorporated by reference to Exhibit 3.13 of the Registration Statement on Form S-4 (File No. 333-78571-02) filed on May 17, 1999).

Exhibit T3A-7**	Certificate of Incorporation of Electro-Systems Corporations (f/k/a Bay County Broadcasting Company, Inc.).

Exhibit T3A-8**	Articles of Incorporation, as amended, of Muzak Heart & Soul Foundation.

Exhibit T3B-1	Amended and Restated Limited Liability Company Agreement of Muzak LLC with amendments attached thereto (incorporated by reference to Exhibit 3.17 of the ~~Registrants’~~Registration Statement on Form S-4 (File No. 333-107215) filed on July 22, 2003).

Exhibit T3B-2	Bylaws of Muzak Capital Corporation (formerly knows as Muzak, Inc.) (incorporated by reference to Exhibit 3.25 of the Registration Statement on Form S-4 (File No. 333-107215-09) filed on July 22, 2003).

Exhibit T3B-3	Amended and Restated Limited Liability Company Agreement of Muzak Holdings LLC (incorporated by reference to Exhibit 3.25 of Form 10-K405 (File No.333-78571-02) filed on April 1, 2002).

Exhibit T3B-4**	Bylaws of Electro-Systems Corporations (f/k/a Bay County Broadcasting Company, Inc.).

Exhibit T3B-5**	Bylaws, as amended, of Muzak Heart & Soul Foundation.

Exhibit T3C**	Form of Indenture governing the New Senior Notes.

Exhibit T3D	[Not applicable.]

Exhibit T3E-1*	Disclosure Statement for the Second Modified Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, dated October 26, 2009.

Exhibit T3E-2*	Third Modified Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, dated January 11, 2010.

Exhibit T3F*	Form T-1 qualifying Wilmington Trust Company as Trustee under the Indenture to be qualified pursuant to this Form T-3.

*	Previously filed and incorporated by reference to the Issuer’s Form T-3, file no. 022-28928, filed on January 12, 2010.
**	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the ~~applicant, Muzak LLC, a limited liability company organized and existing under the laws of the State of Delaware, has~~Applicants have duly caused this ~~application~~Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Fort Mill, and State of South Carolina, on the ~~11~~28th day of January, 2010.

Muzak LLC

By:
Name: Robert D. Haynes
Title: Chief Financial Officer and Treasurer

Muzak Holdings LLC

By:
Name: Robert D. Haynes
Title: Treasurer

Muzak Capital Corporation

By:
Name: Stephen Villa
Title: Chief Executive Officer, Chief Financial
Officer, President and Treasurer

Electro-Systems Corporation

By:
Name: Robert D. Haynes
Title: Chief Financial Officer

Muzak Heart & Soul Foundation

By:
Name: Robert D. Haynes
Title: Treasurer

~~Muzak LLC~~

Attest:

Name: Frank S. Messana	~~Name: Frank S. Messana Title: Vice President, General Counsel & Secretary~~	~~Name: Stephen P. Villa Title: Chief Executive Officer~~

INDEX TO EXHIBITS

Exhibit T3A-1

~~Certificate of Amendment of the~~ Certificate of Formation of Muzak LLC (f/k/a ACN Operating, LLC)

(incorporated by reference to Exhibit ~~3.2~~3.1 of the ~~Registrants~~’ Registration Statement on Form S-4 (File No. 333-78571) filed on May 17, 1999).

Exhibit T3A-2	Certificate of ~~Merger~~Amendment of the Certificate of Formation of Muzak LLC (f/k/a ACN Operating, LLC) (incorporated by reference to Exhibit ~~3.3~~3.2 of the ~~Registrants’~~ Registration Statement on Form S-4 (File No. 333-78571) filed on May 17, 1999).

Exhibit T3A-3	Certificate of Merger merging Muzak Limited Partnership into Audio Communications Network, LLC (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form S-4 (File No. 333-78571) filed on May 17, 1999).

Exhibit T3A-4	Certificate of Incorporation of Muzak Capital Corporation (incorporated by reference to Exhibit 3.14 of the Registration Statement on Form S-4 (File No. 333-107215-09) filed on July 22, 2003).

Exhibit T3A-5	Certificate of Formation of Muzak Holdings LLC (f/k/a ACN Holdings, LLC) (incorporated by reference to Exhibit 3.12 of the Registration Statement on Form S-4 (File No. 333-78571-02) filed on May 17, 1999).

Exhibit T3A-6	Certificate of Amendment to the Certificate of Formation of Muzak Holdings LLC (f/k/a ACN Holdings, LLC) (incorporated by reference to Exhibit 3.13 of the Registration Statement on Form S-4 (File No. 333-78571-02) filed on May 17, 1999).

Exhibit T3A-7**	Certificate of Incorporation of Electro-Systems Corporations (f/k/a Bay County Broadcasting Company, Inc.).

Exhibit T3A-8**	Articles of Incorporation, as amended, of Muzak Heart & Soul Foundation.

Exhibit T3B-1	Amended and Restated Limited Liability Company Agreement of Muzak LLC with amendments attached thereto (incorporated by reference to Exhibit 3.17 of the ~~Registrants’~~ Registration Statement on Form S-4 (File No. 333-107215) filed on July 22, 2003).

Exhibit T3B-2	Bylaws of Muzak Capital Corporation (formerly knows as Muzak, Inc.) (incorporated by reference to Exhibit 3.25 of the Registration Statement on Form S-4 (File No. 333-107215-09) filed on July 22, 2003).

Exhibit T3B-3	Amended and Restated Limited Liability Company Agreement of Muzak Holdings LLC (incorporated by reference to Exhibit 3.25 of Form 10-K405 (File No. 333-78571-02) filed on April 1, 2002).

Exhibit T3B-4**	Bylaws of Electro-Systems Corporations (f/k/a Bay County Broadcasting Company, Inc.).

Exhibit T3B-5**	Bylaws, as amended, of Muzak Heart & Soul Foundation.

Exhibit T3C**	Form of Indenture governing the New Senior Notes~~.~~.

Exhibit T3D	[Not applicable.]

Exhibit T3E-1*	Disclosure Statement for the Second Modified Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, dated October 26, 2009.

Exhibit T3E-2*	Third Modified Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, dated January 11, 2010.

Exhibit T3F*	Form T-1 qualifying Wilmington Trust Company as Trustee under the Indenture to be qualified pursuant to this Form T-3.

*	Previously filed and incorporated by reference to the Issuer’s Form T-3, file no. 022-28928, filed on January 12, 2010.
**	Filed herewith.